SECURIT[...]ISSION

05037899

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 32465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECD S.E.C.
MAR 1 5 2005
086

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Whitestone Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Joy Drive
(No. and Street)

New Hyde Park (City) New York (State) 11040 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Pappas (516) 365-0280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Colabella & Company
(Name – *if individual, state last, first, middle name*)

1444 86th Street (Address) Brooklyn (City) New York (State) 11228 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

50
3/22

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Pappas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Whitestone Securities Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK } SS:
COUNTY OF QUEENS

Sworn to before me this
12 day of Jan, 2005

Anthony Pappas
Signature

President
Title

Indira S.
Notary Public

INDIRA SANGAR
Notary Public, State of New York
No. 01SA6102798
Qualified in Queens County
Commission Expires Dec. 8, 20 07

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Member: AICPA - NYSSCPA - PCPS

PATRICK R. COLABELLA C.P.A.
managing partner
ANTHONY J. BONOMO C.P.A.
partner
A. LYLE BAUER C.P.A.
manager

Accounting Offices

Colabella & Company
Est. 1974
Certified Public Accountants

New York City
1444 86th Street • Brooklyn, NY 11228
Tel: (718) 234-0190
Fax: (718) 234-0191

Orange County
687 Mullock Road - Port Jervis, NY 12771
Tel: (845) 355-1085

Nassau County
69 Bruce Avenue - Hicksville, NY 11801
Tel: (516) 933-1418

www.colabella.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
WHITESTONE Securities, Inc.

We have audited the accompanying statement of financial condition of Whitestone Securities, Inc., as of December 31, 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Whitestone Securities, Inc., as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in the schedules of computation of minimum capital requirement and computation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Colabella & Company

Brooklyn, New York
February 16, 2005

WHITESTONE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets

Current Assets		
Cash and cash equivalents	$	112,100
Restricted cash		50,000
Marketable securities		285,548
Marketable securities-private placement		3,150
Rent deposits		2,562
Commissions receivable		5,648
Prepaid expenses		4,088
Total Current Assets		463,096
Property and equipment		
Furniture		955
Computer		3,237
Total Property and Equipment		4,192
Less: accumulated depreciation		(4,192)
Property and equipment (net)		-
Total Assets	$	463,096

Liabilities and Shareholders' Equity

Liabilities		
Accounts payable & accrued expenses	$	7,353
Deferred income taxes		38,887
Total Liabilities		46,240
Shareholders' Equity		
Common stock		1,000
Additional paid-in capital		121,571
Retained earnings (Includes $127,791 of unrealized gains)		294,285
Total Shareholders' Equity		416,856
Total Liabilities and Shareholders' Equity	$	463,096

See Auditor's Report and Notes to Financial Statements

WHITESTONE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDING DECEMBER 31, 2004

NOTE 1 - NATURE OF BUSINESS

Nature of operations - Whitestone Securities, Inc (the Company) was incorporated on July 5, 1984 under the laws of the State of New York for the purpose of doing business as a Securities Broker-Dealer. The Company is registered with the National Association of Securities Dealers (NASD) and the Securities and Exchange Commission (SEC) to serve as a broker for U.S. Government and corporate securities. The Company derives the majority of its revenue through securities commissions and proprietary trading profits. The Company clears all of its securities transactions with and for customers on a fully disclosed basis through a clearing arrangement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions - Proprietary securities transactions in regular-way trades are recorded on the trade date as if settled. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' security transactions and related commissions and expenses are reported on a trade date basis.

Cash equivalents – Holdings of highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Restricted cash - Restricted cash consists of funds on deposit pursuant to a contractual agreement.

Concentration of credit risk – The Company maintains its cash at various financial institutions. The cash balances at these institutions do not exceed the available Federal Deposit Insurance Corporation (FDIC) as of December 31, 2004.

Marketable securities - Securities owned are valued at quoted market prices. The unrealized gain or loss resulting from the difference between cost and market is included in income.

Property & equipment - Property & equipment are recorded at cost and depreciated over the estimated useful lives of those assets using the straight-line method. Expenditures for routine maintenance and repairs are charged to expenses as incurred.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company's Net Capital requirement is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), as defined, which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital not exceed 8 to 1. As of December 31, 2004, the Company had net capital of $410,287, which was $310,287 in excess of its $100,000 requirement, and a ratio of aggregate indebtedness to net capital of .018 to 1 (1.8%).

NOTE 4 – INVESTMENTS

The following is a summary of securities at December 31, 2004:

	Cost	Gross Unrealized Gains (Losses)	Fair Value
U.S. Treasury notes	$ 89,918	$ (530)	$ 89,388
NDAQ warrants	12,600	(9,450)	3,150
U.S. corporate securities	58,389	137,771	196,160
	$ 160,907	$ 127,791	$ 288,698

In accordance with FASB statement No. 133 "Accounting for Derivative Instruments and Hedging Activities", derivatives must be recognized in the balance sheet at fair value. At December 31, 2004, the Company's investment as NDAQ warrants, which qualify as derivatives, was not in-the-money and consequently had no fair value; the warrants are carried at their amortized cost.

NOTE 5 – CAPITAL STRUCTURE

At December 31, 2004, the Company has one share of no par value common stock issued and outstanding. Common shares are voting and dividends are paid at the discretion of the Board of Directors. All common shares are restricted from transfer to third parties without the Company or other shareholders first being offered the right to purchase those shares at the current market price.

NOTE 6 - INCOME TAXES

The Company accounts for income taxes in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax liabilities and assets at currently enacted tax rates for the expected future tax consequences of events that have been included in the financial statements and tax returns.